SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                                                                         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                                                                                                                No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On July 30, 2019 Fresenius Medical Care AG & Co. KGaA (the “Company”) issued a Press Release announcing its second quarter results for the period ending June 30, 2019. A copy of the Press Release is furnished as Exhibit 99.1 and the corresponding financial figures as Exhibit 99.2.

The attached Press Release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our second quarter 2019 consolidated financial results presented in accordance with International Financial Reporting Standards, or IFRS, we have used non-GAAP financial measure of (a) EBITDA, or operating income excluding interest, taxes, depreciation and amortization, (b) delivered operating income (earnings before interest and taxes), (c) free cash flow, and (d) results presented in constant currency. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-IFRS financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable IFRS financial measures are included in the attached Press Release in a separate statement setting forth the reconciliation and in the Cash Flow Statement.

The Exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: July 30, 2019

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
General Partner

By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ MICHAEL BROSNAN
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner